SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: March 23, 2010
Genesis Lease Limited
(Exact Name of registrant as specified in its charter)
4450 Atlantic Avenue
Westpark, Shannon
Co. Clare, Ireland
(Address of principal executive offices)
Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☑                      Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On March 23, 2010, Genesis Lease Limited (“Genesis”), announced that Genesis shareholders adopted the Agreement and Plan of Amalgamation, dated September 17, 2009, as amended February 1, 2010 and February 17, 2010, among Genesis, AerCap Holdings N.V. (“AerCap”) and AerCap International Bermuda Limited, a wholly-owned subsidiary of AerCap (“AerCap International”), pursuant to which Genesis will amalgamate with AerCap International, with the resulting amalgamated company continuing as a wholly-owned subsidiary of AerCap. The transaction remains subject to satisfaction or waiver of certain other closing conditions. A copy of the press release announcing shareholder approval of the Amalgamation Agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited
(Registrant)
Date: March 23, 2010	By:	/s/ John McMahon
John McMahon
Chairman, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title
99.1	Press release, dated March 23, 2010, issued by Genesis Lease Limited.

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